SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated January 30, 2004
This Report on Form 6-K shall be incorporated by reference in our Registration Statement on Form F-3 as amended (File No. 333-101891)
to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the
Securities Exchange Act of 1934, in each case as amended
AngloGold Limited
(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:
No:
Enclosures:
Review of financial and operating performance for the year ended December 31, 2003 prepared in accordance with U.S. GAAP, including condensed consolidated financial information as of, and for the years ended, December 31, 2003 and 2002.

REVIEW OF FINANCIAL AND OPERATING PERFORMANCE FOR THE YEAR ENDED DECEMBER 31, 2003 PREPARED IN ACCORDANCE WITH US GAAP

Date: January 30, 2004

Introduction

The following is a summary of the Group's financial and operating performance for the year ended December 31, 2003 prepared in accordance with US GAAP. This summary also includes condensed consolidated financial information as of, and for the years ended, December 31, 2003 and 2002 prepared in accordance with US GAAP.

On January 30, 2004, AngloGold issued its results for the quarter and year ended December 31, 2003 prepared in accordance with IFRS and published its report, including condensed consolidated financial information prepared in accordance with IFRS, for those periods. This information has been submitted to the US Securities and Exchange Commission on Form 6-K.

Operating review

Presented in the table below is selected operating data for AngloGold for the years ended December 31, 2003 and 2002.

Operating data for AngloGold
Year ended December 31,
2003
2002
Gold production (000 oz)
5,616
5,939
Total cash cost ($/oz)
229
161
Total production cost ($/oz)
288
218
Production costs ($ million)
1,206
910
Capital expenditure ($ million)
363
261
Gold production

For the year ended December 31, 2003, AngloGold's total gold production decreased by 323,000 ounces, or about 5 percent, to 5.62 million ounces from 5.94 million ounces produced in 2002. This was mainly the result of a decrease in production as a result of lower grades in all of the operating regions when compared to 2002, including: the South African operations (2003: 3,281,000 oz; 2002: 3,412,000 oz), the East and West African operations (2003: 981,000 oz; 2002: 1,085,000 oz), the North American operations (2003: 390,000 oz; 2002: 462,000 oz), the South American region (2003: 532,000 oz; 2002: 478,000 oz) and the Australian region (2003: 432,000 oz; 2002: 502,000 oz) in 2003.

In the three months ended December 31, 2003, gold production of 1,389,000 ounces was in line with gold produced of 1,390,000 ounces during the quarter ended September 30, 2003.

Total cash costs and total production costs
Total cash cost for the year ended December 31, 2003 was $229 per ounce, $68 per ounce, or 42 percent, higher than the cash cost of $161 per ounce recorded in 2002. This change was mainly due to substantially higher cash costs for the South African, Australian and East and West African operations in 2003, which increased by 60 percent, 26 percent and 36 percent respectively, when compared to 2002. The increase in total cash costs at the South African and Australian operations were mainly due to the strengthening of the South African rand and Australian dollar relative to the US dollar (based on the average exchange rates of the rand against the US dollar of R7.55 and R10.48 and the Australian dollar against the US dollar of A$1.54 and A$1.84, during the twelve months ended December 31, 2003 and 2002, respectively). East and West African operations recorded higher total cash costs in 2003 mainly due to lower recovered grades achieved at all operations when compared with 2002.

Total cash costs for the three months ended December 31, 2003 also increased by 5 percent compared to the quarter ended September 30, 2003 mainly as a result of exchange rate movements as discussed in the previous paragraph as well as lower gold production at some South African operations (Kopanang, Savuka, Mponeng), lower production and higher mining contractor costs at Morila and higher labor costs at Serra Grande as a result of the annual union negotiation in November 2003, energy costs increases and lower gold production.

Total production costs per ounce increased from $218 per ounce in 2002 to $288 per ounce recorded in 2003. Total production costs per ounce in the quarter ended December 31, 2003 also increased by 9 percent compared to the quarter ended September 30, 2003.

Reconciliation of total cash costs and total production costs to the condensed consolidated financial information
Total cash costs and total production costs are calculated in accordance with the guidelines of the Gold Institute industry standard and are not US GAAP measures. The Gold Institute is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which has developed a uniform format for reporting total production costs on a per ounce basis. The standard was first adopted in 1996 and revised in November 1999.

Total cash costs, as defined in the Gold Institute industry standard are production costs as recorded in the statement of operations, less offsite (i.e. central), general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees, refinery charges and social development costs) and rehabilitation costs, plus royalties and employee termination costs.

Total cash costs as calculated and reported by AngloGold include costs for all mining, processing, administration, royalties and production taxes, as well as contributions from by-products, but exclusive of depreciation, depletion and amortization, rehabilitation, employment severance costs, corporate administration costs, capital costs and exploration costs. Total cash costs per ounce are calculated by dividing total cash costs by ounces of gold produced. Total cash costs have been calculated on a consistent basis for all periods presented.

Total production costs, as defined in the Gold Institute industry standard, are total cash costs, as calculated using the Gold Institute industry standard, plus amortization, depreciation and rehabilitation costs. Total production costs as calculated and reported by AngloGold include total cash costs, plus depreciation, depletion and amortization, employee severance costs and rehabilitation and other non-cash costs. Total production costs per ounce are calculated by dividing total production costs by ounces of gold produced. Total production costs have been calculated on a consistent basis for all periods presented.

Total cash costs and total production costs should not be considered by investors in isolation or as alternatives to production costs, net income/(loss) applicable to common stockholders, income/(loss) before income tax provision, net cash provided by operating activities or any other measure of financial performance presented in accordance with US GAAP or as an indicator of the Company's performance. While the Gold Institute has provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, the Company believes that total cash costs and total production costs in total and per ounce are useful indicators to investors and management as they provide:
  an indication of profitability, efficiency and cash flows;
  the trend in costs as the mining operations mature over time on a consistent basis; and
  an internal benchmark of performance to allow for comparison against other mining companies.
A reconciliation of production costs as included in the Company's unaudited condensed consolidated financial information to total cash costs and to total production costs for each of the years ended December 31, 2003 and 2002 is presented below. In addition the Company has also provided below detail of the ounces of gold produced in total for each of those periods.

For the year ended December 31,

(in $ millions, except as otherwise noted)
2003                   2002
Production costs per condensed consolidated financial information
1,206
910
Less:
Rehabilitation costs & other non-cash costs (13) (12)
Plus:
Inventory movement 17                    23
Royalties 27                    25
Related party transactions
(1)
36                    30
Adjusted for:
Minority interests
(2)
(13)                     (9)
Non-gold producing companies and adjustments 28 (12)
Total cash costs
 1,288                   955
Plus:
Depreciation, depletion and amortization 321                   333
Employee severance costs 4                       3
Rehabilitation and other non-cash costs 13                     12
Adjusted for:
Minority interests
(2)
(7)                     (6)
Non-gold producing companies and adjustments (2) (3)
Total production costs
1,617                 1,294
Gold produced (000' ounces)
(3)
5,616                 5,939
Total cash costs per ounce
(4)
229                    161
Total production costs per ounce
(4)
288                    218

(1)
Related party transactions is a separately disclosed item on AngloGold's condensed consolidated statements of income. However, this expense relates solely to production costs as included in the Company's condensed consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.
(2)
Adjusting for minority interest of items included in calculation, to disclose the attributable portions only.
(3)
Attributable production only.
(4)
In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

Capital expenditure
Capital expenditure during 2003 was $363 million compared with $261 million in 2002. This increase in capital expenditure is primarily the result of an increase in capital expenditure in South Africa mainly due to the Moab Khotsong and Mponeng shaft deepening projects, the acquisition of a portion of the Driefontein mining area from Gold Fields Limited and the strengthening of the South African rand against the US dollar. The increase in capital expenditure was partially offset by a decrease in capital expenditure in the North America region mainly due to the completion of the expansion projects at Cripple Creek and Victor during 2002.

Compared with the three months ended September 30, 2003, capital expenditure increased by approximately 82 percent in the quarter ended December 31, 2003.

Overview of 2003

Commenting on the 2003 results, Russell Edey, AngloGold's Chairman, and Bobby Godsell, AngloGold's CEO said: "For the year ended December 31, 2003, AngloGold's performance was affected by a combination of stronger currencies in most of the company's operating regions as well as lower ore grade in several of these regions. Unit cash costs were $68 per ounce higher, at $229 per ounce, for the same reasons.

There has been substantial progress made in the merger of AngloGold and Ashanti, and we are well on track to create what will be the leading African gold company and one which will effectively compete with its peers globally.

On December 12, 2003, we announced that AngloGold had entered into a support agreement with the Government of Ghana in its role as holder of 16.9 percent of the share capital of Ashanti Goldfields Company and that it had agreed the terms of a stability agreement concerning certain fiscal and regulatory undertakings, in the Government's role as regulator of Ashanti.

Once the required approvals of the Parliament and Government of Ghana have been received, the scheme documents will be finalised and distributed to Ashanti shareholders and we expect the transaction to close during April 2004.

Looking ahead to the rest of 2004 and following the completion of this deal during April, we are anticipating that gold production will increase from 5.6 million ounces to approximately 6.6 million ounces. Assuming an exchange rate of R7.00 to the US dollar, we are expecting unit cash costs to rise to $238 per ounce and capital expenditure to increase to $589 million."

Outlook for 2004

AnlgoGold anticipates gold production of 6.6 million ounces of gold for the full year 2004, assuming the completion of the Ashanti deal during April 2004. Anticipated total cash cost of $238 per ounce and capital expenditure of $589 million.

Financial review

Revenues from product sales and other income increased from $1,799 million in 2002 to $2,062 million in 2003, representing a 15 percent increase over the period. This was primarily due to the increase in the gold price in 2003 as the average spot price of gold was $363 per ounce during 2003, $53 per ounce, or 17 percent, higher than $310 per ounce, the average spot price in 2002. The majority of product sales consisted of US dollar-denominated gold sales. When compared with revenues of $512 million during the quarter ended September 30, 2003, revenues from product sales and other income of $559 million were 9 percent higher in the fourth quarter of 2003, also mainly due to the increase in the gold price.

Production costs increased from $910 million in 2002 to $1,206 million in 2003, which represents a $296 million, or 33 percent, increase. Higher production costs were mainly the result of substantially higher production costs at the South African operations of $782 million in 2003, compared with $534 million in 2002. This increase of $248 million, or 46 percent, was primarily due to the strengthening of the South African rand relative to the US dollar. About 65 percent of AngloGold's production costs were denominated in South African rands in 2003. Production costs recorded in the three months ended December 31, 2003 of $297 million were in line with production costs of $309 million recorded in the quarter ended September 30, 2003.

Exploration costs increased by $12 million, or 43 percent, from $28 million in 2002 to $40 million in 2003, mainly as a result of increased levels of exploration in Mali and Tanzania in the East and West African region, Brazil and Peru in the South American region as well as exploration drilling in the Australian region.

Related party transactions in 2003 amounted to $36 million compared with $40 million recorded in 2002 a decrease of $4 million, or 10 percent. An amount of $10 million was included under related party transactions for 2002 relating to the settlement by AngloGold of a claim in respect of an alleged breach of contract.

General and administrative expenses increased by $13 million, or 43 percent, from $30 million in 2002 to $43 million in 2003, mainly as a result of the strengthening of the South African rand relative to the US dollar, which negatively impacted on general and administrative expenses as approximately 86 percent of these costs are South African rand denominated.

Depreciation, depletion and amortization expense decreased by $12 million, or 4 percent, to $321 million in 2003 when compared to $333 million recorded in 2002. Lower depreciation, depletion and amortization charges were recorded in the South African, East and West African, North American and Australian operations ($118 million, $70 million, $47 million and $30 million, respectively, in 2003 compared with $120 million, $73 million, $58 million and $33 million, respectively, in 2002). The South American operations recorded an increase in depreciation, depletion and amortization expense during 2003 to $56 million compared to $49 million in 2002. This was mainly due to the full year impact of the additional 46.25 percent interest acquired during July 2002 in the Cerro Vanguardia mine in Argentina.

An impairment of assets of $78 million of which $59 million relates to the Savuka operations in South Africa and $9 million to the abandonment of exploration activities in the Australian region was recorded in 2003. The Savuka assets were impaired as a result of the lower rand gold price achieved by the South African operations during 2003 when compared with 2002. No impairment of assets was recorded in 2002.

Interest expense increased by $5 million from $44 million recorded in 2002 to $49 million in 2003, an 11 percent increase. The increase in interest expense from 2002 was mainly due to finance charges paid on the senior unsecured bonds issued in August 2003, being partly offset by lower prevailing LIBOR rates to which most of AngloGold's debt is pegged.

Accretion expense of $2 million was recorded in 2003 relating to the adoption of SFAS 143 "Accounting for Asset Retirement Obligations (ARO's)", with effect from January 1, 2003. Accretion relates to the unwinding of discounted future reclamation obligations to present values and increases the reclamation obligations to its future estimated payout.

The profit on sale of assets of $55 million recorded in 2003 comprises: a profit on sale by AngloGold of its 70 percent interest in the Jerritt Canyon Joint Venture in North America to Queenstake Resources USA Inc. ($10 million), a profit on sale of the Queenstake investment held by North America ($3 million), a profit on sale of shares in held in East Africa Gold Mines and on the partial sale of shares held in Randgold Resources Limited ($42 million), a profit on sale of a helicopter at Vaal River ($3 million) and a loss of $3 million on the sale of its wholly owned Amapari Project to Minerao Pedra Branca do Amapari located in the State of Amap, North Brazil. The loss on sale of assets of $11 million recorded in 2002 relates to the sale of the investment in Normandy, during January 2002.

A gain on non-hedge derivatives of $119 million was recorded in 2003 compared to a gain of $73 million in 2002.

In 2003, income before equity income and income tax amounted to $411 million compared to $430 million in 2002.

Deferred income and mining tax expense increased by $84 million from a net tax charge of $62 million recorded in 2002, which included tax credits of $50 million relating to the disposal of the Free State assets, to a net tax charge of $146 million in 2003. The Free state assets were disposed of at book value, effective January 1, 2002. Deferred tax charges in 2003 included tax charges of $40 million related to non-hedge derivatives and tax benefits of $26 million related to asset impairments compared with tax benefits related to non-hedge derivatives of $5 million and $nil million related to asset impairments, respectively, during 2002.

The cumulative effect of a change in accounting policy on adoption of SFAS 143 "Accounting for Asset Retirement Obligations (ARO's)" with effect from January 1, 2003 amounts to $3 million (net of provision for deferred taxation).

Net income applicable to common stockholders decreased by $109 million, or 31 percent, to $247 million in 2003 from $356 million recorded in 2002. Net income applicable to common stockholders at $77 million, remained unchanged for the three months ended December 31, 2003 when compared with the three months ended September 30, 2003.

Net cash provided by operating activities during 2003 amounted to $453 million compared with $584 million in 2002, a decrease of $131 million, or 22 percent.

In 2003, AngloGold used $307 million in investing activities comprising mainly of payments for capital expenditure of $363 million and received cash of $56 million relating to the disposal of AngloGold's interests in East Africa Gold Mines, Randgold Resources Limited and the Queenstake investment held by North America. Cash used in financing activities of $107 million in 2003 included normal scheduled loan repayments of $135 million, a $30 million repayment on the $400 million unsecured syndicated loan facility which becomes due in May 2004 and proceeds from loans totaling $362 million, which included $270 million raised through the issuance of senior unsecured bonds in August 2003. The bonds have a total principal amount of R2 billion, carry a fixed semi-annual coupon of 10.5 percent and mature on August 28, 2008. Total dividends paid amounted to $314 million in 2003. The effect of exchange rate changes on cash was a positive $53 million during 2003.

As a result of the items discussed above, at December 31, 2003, AngloGold had $505 million of cash and cash equivalents compared with $413 million at December 31, 2002, an increase of $92 million, or 22 percent. At December 31, 2003, AngloGold had a total of $333 million available but undrawn under its credit facilities.

AngloGold declared a final dividend of 335 South African cents (approximately 48 US cents) per ordinary share for the year ended December 31, 2003. During 2004, approximately $351 million of AngloGold's debt is scheduled to mature. The $400 million unsecured syndicated loan facility becomes due in May 2004. The amount drawn under this facility was $233 million as at December 31, 2003. As at December 31, 2003, AngloGold had contracted capital expenditures of $98 million related to capital projects. AngloGold expects to finance the repayment of debt scheduled to mature in 2004 and contracted capital expenditures from existing cash resources, cash generated from future operations, its existing debt facilities and, potentially, future debt facilities or debt instruments.

Heap leach inventory

The costs of materials currently contained on the leach pad is reported as a separate line item apart from inventory. As at December 31, 2003, $101 million was classified as short term compared with $nil million as at December 31, 2002 as AngloGold expects gold to be recovered within twelve months. As at December 31, 2003, $7 million was classified as long term compared with $79 million as at December 31, 2002.

Gold market

The primary mover in gold continues to be strong speculator and investor interest in the metal, driven by a number of fundamental economic circumstances. Amongst these circumstances is the anticipated further decline in the value of the US dollar. These same influences have pushed up prices of base metals and other commodities, although the extent of investor interest in precious metals is relatively high compared with the rest of the metals sector. The fourth quarter of 2003 again saw higher levels of open positions on the New York Commodity Exchange (Comex), reaching an all-time high of 19 million ounces, or almost 600 tonnes, net long in futures and options contracts combined.

During the final quarter of 2003, the spot gold price tracked the US dollar/euro exchange rate particularly closely. This exchange rate is valuable as an indicator rather than a determinant of gold price direction, at least in part, because many of the same economic fundamental issues affect the dollar as they do the gold market.

Investor and speculator interest in gold remained on the rise throughout most of 2003, reflected particularly in the recorded statistics of Comex. Overall open interest and the net open position on that exchange are both at all-time high levels since the exchange commenced trading gold over twenty years ago.

Of particular interest during the final quarter of 2003 was the launch by the World Gold Council of the Gold Bullion Securities (GBS) product on the London Stock Exchange. The GBS is a gold-backed fund enabling institutional and private investors to invest directly in gold through a traded instrument. This product followed the launch of a similar fund in Australia earlier in 2003, and the World Gold Council continues to work on similar products to offer to investors in other important financial markets elsewhere. This new product very quickly took in purchases amounting to 25 tonnes of bullion, and has since established two-way liquidity in the London market.

Physical demand for gold continued to suffer in the face of a rising gold price. Whilst gold offtake in jewellery for 2003 was off by 7 percent year-on-year, in the second half of 2003 alone, demand fell by over 11 percent compared with 2002. India responded immediately to higher prices, and much of the expected seasonal demand in that region was negated by the Indian trade's unwillingness to buy gold in a rising market. With the spot price retracement in mid-January 2004, some recovery in seasonal buying might still occur in that market.

However, many other gold jewellery markets have also declined in this period. Lower levels of producer de- hedging added to the reduced demand. After six quarters of material levels of de-hedging, the second half of 2003 saw significantly less activity in this area, notwithstanding the announcement late in 2003 by Barrick Gold Corporation of its intention to cease new hedges, and to reduce its hedge book. Only a substantial increase in implied net investment demand helped to balance the physical market.

On the supply side, mine production for 2003 was just slightly more than that in 2002. However, scrap sales increased again, and at a little less than 1,000 tonnes for 2003, now make up almost a quarter of the supply of gold to the current market. Central bank sales of 591 tonnes in 2003 reached their highest level in a decade, but there was little negative response in the markets to this level of selling.

The physical market remains important as it provides a floor of support when investment interest weakens and prices soften. Whilst making every effort to encourage investor demand for gold in the current market, attention should also be paid to the health of the wider physical market in the medium and longer term.

The Washington Agreement on sales of gold by European central banks comes to an end in less than nine months' time. Public statements by a number of senior European central bank officials at the Dubai meetings of the International Monetary Fund in 2003 indicate that there is little doubt that the agreement will be renewed, and good reason to expect that the behaviour of the signatories to this agreement will follow the precedent of the orderly and responsible behaviour of these banks over the past four years.

Currency markets were again active in the last quarter of 2003. The euro gained 11 percent against the US dollar within the quarter, continuing the trend for this year in which the US dollar has lost 22 percent against the European currency. Whilst all the evidence points to a strong recovery in the US economy running well into 2004, any benefit that this might have for the US currency is negated by the record levels of budget and current account deficits currently prevailing in the United States, and market commentators and analysts expect the US currency to weaken in the year ahead up to a range of $1.35 - $1.40 to the euro. One element that might temper further dollar weakness would be real resistance from European monetary authorities to further strengthening of the euro. This occurred to a degree in mid-January 2004, leading swiftly to a correction in the exchange rate and the weakening in the euro from $1.29 back to $1.25. However, there are no signs yet of any change to the weaker trend for the US currency.

The rand has seen as much movement as the European currency, but greater volatility. Whilst the first three quarters of 2003 saw a continuation of the rand strengthening against the US dollar, this strength reversed in the final quarter of 2003. During this fourth quarter, the South African currency lost more than 20 percent against the US dollar between its strongest point of R6.07, to its weakest point of R7.28 to the US dollar.

In just over two years, we have seen the rand first lose almost 40 percent in value against the US dollar, and thereafter recover all of that and more to strengthen by almost 60 percent against its end-2001 exchange rate.

The rand has strengthened materially more against the US dollar than have either the euro or the Australian dollar, and this occurred particularly during the period in which South African interest rates were either rising sharply, or were at their highs between October 2002 and June 2003. The recent reversal in the direction of the rand value could reflect the end of the impact of high interest rates, as 2003 has seen the South African

Reserve Bank cut the local repo rate by 5.5 percent, from a peak of 13.5 percent to 8.0 percent, mostly during the latter months of 2003.

In 2003, the spot price opened at $346 per ounce in January and closed at $415 per ounce in December, compared with $279 per ounce in January 2002 and $348 per ounce in December 2002. The average spot price of gold was $363 per ounce during 2003, $53 per ounce, or 17 percent, higher than $310 per ounce, the average spot price in 2002. During 2003, the highest spot price of gold was $417 per ounce compared to a high of $354 per ounce for 2002. The lowest spot price of gold was $319 per ounce during 2003, 15 percent higher than $277 per ounce, the lowest spot price of gold for 2002.

Hedging overview

AngloGold manages its revenue risk through an actively directed forward sales program. The board of directors has given management a mandate to target a hedging level of no more than 30 percent of five years' gold production spread over a ten-year period. In addition, management continues to have the latitude to put new forward-pricing contracts in place where the gold price and operating circumstances make this necessary or prudent.

At December 31, 2003, the net delta hedge position of AngloGold was at 8.59 million ounces, 1.69 million ounces, or 16 percent, lower than the net delta hedge position at 10.28 million ounces as at December 31, 2002. These figures reflect the ongoing reduction in forward price commitments of AngloGold. The marked- to-market valuation of this position at December 31, 2003 was negative $664 million.

AngloGold's net delta open hedge position at December 31, 2003
At December 31, 2003, AngloGold had outstanding the following forward-pricing commitments against future production. The total net delta tonnage of the hedge on this date was 8.59 million ounces (at December 31, 2002: 10.28 million ounces). This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at December 31, 2003.
The marked-to-market value of all hedge transactions making up the hedge positions was a negative US$664 million at December 31, 2003 (at December 31, 2002: negative US$447 million). These values were based on a gold price of US$415.75 per ounce, exchange rates of R/US$6.6376 and A$/US$0.7525 and the prevailing market interest rates and volatilities at the time.

At January 28, 2004, the marked-to-market value of the hedge book was a negative US$577.7 million based on a gold price of US$409.25 per ounce and exchange rates of R/US$7.04 and A$/US$0.7781 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are not predictive of the future value of the hedge position, or of the future impact on the revenue, of AngloGold. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.

AngloGold's hedge position as at December 31, 2003
The following table indicates AngloGold's gold hedge position at a weighted average settlement price as at December
31, 2003 (references in the table to "$" are to the US dollar and references to "A$" are to the Australian dollar):
Year
2004
2005
2006
2007
2008
2009-2013
Total
DOLLAR GOLD
Forward
contracts
Amount
(kg)
18,374
26,576
19,862
18,974
15,801
10,078
109,665
$
per
oz
$324
$315
$333
$337
$352
$360
$334
Put options purchased
Amount (kg)
5,772
2,624
4,918
728
14,042
$
per
oz
$292
$382
$363
$363
$367
*Delta
(kg)
1,703
637
1,102
49
3,491
Put options sold
Amount (kg)
13,997
2,799
4,354
21,150
$
per
oz $362
$345
$339
$355
*Delta
(kg)
2,800
441
681
3,922
Call
options
purchased
Amount
(kg)
7,112
7,112
$
per
oz $330
$330
*Delta
(kg)
6,990
6,990
Call
options
sold
Amount
(kg)
14,413
18,227
16,547

14,308
14,183
40,061
117,739
$
per
oz
$376
$338

$346
$336
$347
$369
$355
*Delta
(kg)
10,973
15,419
13,564
12,201
11,911
33,244
97,312
RAND GOLD
Forward contracts
Amount (kg)
6,249
8,145
4,500
2,830
2,799
933
25,456
Rand
per
kg
R73,930
R119,409
R96,436
R118,197
R120,662
R116,335
R104,074
4
Put options purchased
Amount (kg)
933
2,808
2,808
6,549
Rand per kg
R99,346
R95,511
R95,511
R96,057
*Delta
(kg)
614
964
721
2,299
Put options sold
Amount (kg)
2,333
1,400
1,400
5,133
Rand per kg
R89,250
R88,414
R88,414
R88,794
*Delta
(kg)
1,061
364
280
1,705
Call
options
purchased
Amount
(kg)
Rand
per
kg
*Delta (kg)
Call
options
sold
Amount
(kg)
4,679
5,620
5,621
1,493
2,986
8,958
29,357
Rand
per
kg
R118,661
R130,321
R131,389
R173,119
R187,586
R216,522
R162,971
*Delta
(kg)
384
1,694
2,188
294
615
2,396
7,571
A DOLLAR GOLD
Forward contracts
Amount (kg)
8,279
6,221
9,331
8,398
3,110
10,233
45,572
A$
per
oz
A$533
A$680
A$661
A$633
A$647
A$651
A$632
Put options purchased
Amount (kg)
A$ per oz
*Delta (kg)
Put options sold
Amount (kg)
A$ per oz
*Delta (kg)
Call
options
purchased
Amount
(kg)
3,110
6,221
3,732
3,110
8,087
24,260
A$
per
oz
A$724
A$673
A$668
A$680
A$710
A$692
*Delta
(kg)
714
2,985
2,013
1,843
4,996
12,551
Call
options
sold
Amount
(kg)
933
933
A$
per
oz
A$506
A$506
*Delta
(kg) 933
933
Delta
(kg)
36,658
58,137
47,322

40,733
32,393
51,888
267,131
Total net gold:
Delta
(oz)

1,178,572
1,869,146
1,521,446
1,309,585
1,041,466
1,668,226
8,588,441
*
The Delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at December 31, 2003.

The following table indicates the group's currency hedge position at December 31, 2003
Year
2004
2005
2006
2007
2008
2009-2013
Total
RAND DOLLAR (000)
Forward
contracts
Amount
($)
Rand
per
$
Put options purchased
Amount ($)
35,000
35,000
Rand
per
$
R7.20
R7.20
*Delta
($)
27,689
27,689
Put options sold
Amount ($)
35,000
35,000
Rand
per
$
R6.74
R6.74
*Delta
($)
17,417
17,417
Call
options
purchased
Amount
($)
Rand
per
$
*Delta ($)
Call
options
sold
Amount
($)
50,000
50,000
Rand
per
$
R7.21
R7.21
*Delta
($)
14,318
14,318
A DOLLAR (000)
Forward contracts
Amount ($)
29,275
29,267
58,542
A$ per $
A$0.59
A$0.55
A$0.57
Put options purchased
Amount ($)
10,000
10,000
A$
per
$
A$0.63
A$0.63
*Delta
($)
9,269
9,269
Put options sold
Amount ($)
10,000
10,000
A$
per
$
A$0.68
A$0.68
*Delta
($)
7,491
7,491
Call
options
purchased
Amount
($)
A$
per
$
*Delta ($)
Call
options
sold
Amount
($)
20,000
20,000
A$
per
$
A$0.60
A$0.60
*Delta
($)
582
582
*
The Delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at December 31, 2003
.
Recent developments

Proposed Merger Between AngloGold and Ashanti

Further to the announcements regarding the proposed merger of AngloGold and Ashanti Goldfields Company Limited made by AngloGold on May 16, 2003, June 13, 2003, August 4, 2003, September 22, 2003, September 23, 2003, October 15, 2003, October 29, 2003 and October 30, 2003, AngloGold announced on December 12, 2003, the terms and conditions of the Support Deed entered into with the Government of Ghana, whereby the Government agreed to vote its shares in Ashanti in favor of the merger, as well as the definitive terms of a Stability Agreement to be entered into with the Government concerning certain fiscal and regulatory undertakings in its role as regulator of Ashanti. At this time, the previous cautionary announcement was withdrawn.

AngloGold has received confirmation from the U.S. Securities and Exchange Commission (SEC) of the availability of an exemption under Section 3(a)(10) of the U.S. Securities Act of 1933 that will enable the company to issue AngloGold shares relating to the merger of AngloGold and Ashanti without registration in the United States.

Sale of Union Reefs Gold Mine

On November 14, 2003, AngloGold announced that it had entered into an agreement with Greater Pacific Gold Limited, for the sale of its Union Reefs Gold Mine at Pine Creek, which closed in October 2003, together with the associated assets and tenements. The agreed staged purchase consideration for these assets is A$6.2 million. The effective date of sale has not yet been finalized.

Sale of the Western Tanami Project

On November 24, 2003, AngloGold announced the terms and conditions for the sale of the Western Tanami Project to Tanami Gold NL for a staged payment of A$9 million, the receipt of 25 million Tanami Gold NL shares and the payment of a royalty, based on production. The effective date of sale has not yet been finalized.

Final dividend

On January 29, 2004, AngloGold declared a final dividend of 335 South African cents (approximately 48 US cents) per ordinary share for the year ended December 31, 2003 with a record date of February 20, 2004 and a payment date of February 27, 2004 for holders of ordinary shares and CDIs, and an approximate payment date of March 9, 2004 for holders of ADSs. Each ADS represents one ordinary share.

Forward-looking statements

Except for historical information, there may be matters discussed in this report of financial and operating performance that are forwardlooking statements. In particular, the statements made under "Overview of 2003" regarding AngloGold's expected gold production, unit cash costs per ounce and capital expenditure, under "Outlook for 2004" regarding AngloGold's expected gold production, total cash cost per ounce and capital expenditure for 2004, under "Financial review" regarding sources of financing of future debt repayments and future contracted capital expenditures and under "Gold market" regarding the future performance of the gold and currency markets are forward looking statements. Any such statement is only a prediction and actual results, costs or events may differ materially. For a discussion of important factors including, but not limited to, development of AngloGold's business, the economic outlook in the gold industry, expectations regarding gold prices and production, and other factors which could cause actual results, costs and events to differ materially from such forwardlooking statements, refer to AngloGold's annual report on Form 20-F for the year ended December 31, 2002 which was filed with the United States Securities and Exchange Commission (SEC) on April 7, 2003.

Condensed Consolidated Financial Information for the year ended December 31, 2003

Basis of presentation
The unaudited condensed consolidated financial information of AngloGold Limited included have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). The condensed consolidated financial information as of December 31, 2002 and for the year then ended, has been derived from AngloGold's annual report on Form 20-F for the year ended December 31, 2002, which was filed with the SEC on April 7, 2003.

Dividends paid
On January 30, 2003 AngloGold declared a final dividend of 675 South African cents (82 US cents) per ordinary share for the year ended December 31, 2002 with a record date of February 21, 2003 and a payment date of February 28, 2003 and on July 30, 2003 AngloGold declared an interim dividend of 375 South African cents (51 US cents) per ordinary share for the six months ended June 30, 2003 with a record date of August 22, 2003 and a payment date of August 29, 2003 for holders of ordinary shares and CDIs, and September 9, 2003 for holders of ADSs. Each ADS represents one ordinary share. Dividends declared On January 29, 2004, AngloGold declared a final dividend of 335 South African cents (approximately 48 US cents) per ordinary share for the year ended December 31, 2003 with a record date of February 20, 2004 and a payment date of February 27, 2004 for holders of ordinary shares and CDIs, and an approximate payment date of March 9, 2004 for holders of ADSs. Each ADS represents one ordinary share.

ANGLOGOLD LIMITED
CONDENSED CONSOLIDATED INCOME SHEET
Prepared in accordance with US GAAP
Year ended December 31,
2003
(unaudited)
2002
(in US Dollars, millions, except for share data)
Sales and other income
2,062                                    1,799
Product sales 2,026                                    1,761
Interest, dividends and other 36 38
Cost and expenses
1,651                                     1,369
Production costs 1,206 910
Exploration costs 40                                         28
Related party transactions 36 40
General and administrative 43 30
Royalties 27                                         25
Market development costs 19 17
Research and development - 1
Depreciation, depletion and amortization 321 333
Impairment of assets 78 -
Interest expense 49                                          44
Accretion 2                                            -
Employment severance costs 4 3
(Profit)/loss on sale of assets (55) 11
Non-hedge derivative gains (119) (73)
Income before equity income and income tax
411                                         430
Equity income in affiliates 2 4
Income before income tax provision
413                                         434
Deferred income and mining tax expensed (146) (62)
Income before minority interest
267                                         372
Minority interest (17)                                         (16)
Income before cumulative effect of accounting change
250                                         356
Cumulative effect of accounting change (3) -
Net income applicable to common stockholders
247                                         356
Basic earnings per common share : (cents)
Before cumulative effect of accounting change
112                                         160
Cumulative effect of accounting change
(1)                                             -
Net income applicable to common stockholders
111                                         160
Diluted earnings per common share : (cents)
Before cumulative effect of accounting change
112                                         160
Cumulative effect of accounting change
(1)                                             -
Net income applicable to common stockholders
111                                         160
Weighted average number of common shares used in computation
222,836,574                            221,883,567
Dividend per common share (cents)
133                                         113

ANGLOGOLD LIMITED
CONDENSED CONSOLIDATED BALANCE SHEET
Prepared in accordance with US GAAP
At December 31,
2003
(unaudited)
At December 31,
2002
(in US Dollars, millions)
Assets
Current assets
1,410                                     1,038
Cash and cash equivalents 505 413
Receivables 602 488
Trade 47                                         48
Derivatives 377 233
Value added taxes 27 26
Other 151                                       181
Inventories 202                                       137
Materials on the leach pad 101 -
Property, plant and equipment
2,555                                     2,015
Acquired properties
936                                       902
Goodwill
410                                       345
Derivatives
94                                         64
Materials on the leach pad
7                                        79
Other long-term assets
167                                      134
(1)
Total assets
5,579                                     4,577
Liabilities and Stockholders' equity
Current liabilities
1,202                                        799
Accounts payable and accrued liabilities 385 282
Derivatives 441                                        302
Short-term debt 351 84
Income and mining tax payable 25 131
Long-term debt
807                                       842
Derivatives
329                                       236
Deferred income and mining tax
845                                       561
Provision for environmental rehabilitation
134                                       140
(1)
Other accrued liabilities
12                                         12
Provision for post-retirement medical benefits
130                                       127
Minority interest
52                                         40
Commitments and contingencies
Share capital and reserves
2,068                                     1,820
Common stock
Stock issued 2003 223,136,342 (2002 222,622,022) 9 9
Additional paid in capital 3,415 3,403
Retained deficit (616) (567)
Accumulated other comprehensive income (740) (1,025)
Total liabilities and stockholders' equity
5,579                                   4,577
(1)
Certain amounts have been reclassified to conform with the current period presentation.

ANGLOGOLD LIMITED
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
Prepared in accordance with US GAAP
Year ended December 31,
2003
(unaudited)
2002
(in US Dollars, millions)
Net cash provided by operating activities
453                                     584
Income before cumulative effect of accounting change 250 356
Reconciled to net cash provided by operations:
Profit on sale of assets (55) -
Depreciation, depletion and amortization 321 333
Deferred stripping costs - (10)
Impairment of assets 78 -
Deferred income and mining tax 79 (62)
Other non cash items (26) -
Net decrease in provision for environmental
rehabilitation and post-retirement medical
benefits (88)                                     (17)
Effect of changes in operating working capital items:
Receivables (53) (5)
Inventories (87) (54)
Accounts payable and accrued liabilities 34 43
Net cash used in investing activities
(307)                                     (81)
Cash acquired in acquisitions 9 8
Increase in non-current investments (1) (34)
Additions to property, plant and equipment (363) (261)
Proceeds on sale of mining assets 6 1
Proceeds on sale of investments 56 158
Cash received as part of disposal 1 140
Cash paid as part of acquisition - (105)
Loans receivable advanced (19) (5)
Loans receivable repaid 4 17
Net cash used in financing activities
(107)                                    (356)
Payments of short-term debt (165) (616)
Issuance of stock 10 18
Share issue expenses - -
Proceeds of long-term debt 362 502
Dividends paid (314) (260)
Net increase in cash and cash equivalents
39                                    147
Effect of exchange rate changes on cash
53                                     75
Cash and cash equivalents January 1,
413                                    191
Cash and cash equivalents December 31,
505                                    413

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: January
30
, 2004 By: /s/ C R B
ULL
_
Name: C R Bull
Title: Company Secretary